Exhibit 99.1

25 May 2017

General Manager

The Company Announcements Office

Australian Securities Exchange

Dear Sir

RESULTS OF ANNUAL GENERAL MEETING — 25 MAY 2017

At the Company’s Annual General Meeting held today, the following resolutions were passed by shareholders on a show of hands, with the exception of resolution 5 which was withdrawn prior to the meeting.

Resolution 1

‘That the Remuneration Report for the year ended 31 December 2016, as set out in the Annual Report for that period, be adopted.’

Resolution 2

‘That Michael Damer Hannell, a Director retiring by rotation in accordance with ASX Limited (ASX) Listing Rule 14.4 and clause 59.1 of the Constitution of the Company, being eligible, is re-elected as a Director of the Company.’

Resolution 3

‘That Henry Weldon Holcombe, a Director retiring by rotation in accordance with ASX Limited (ASX) Listing Rule 14.4 and clause 59.1 of the Constitution of the Company, being eligible, is re-elected as a Director of the Company.’

Resolution 4

‘That for the purposes of the Corporations Act 2001 and ASX Listing Rule 10.14 and all other purposes, approval is given for the issue of a maximum of 3,724,191 restricted share units (in relation to the 31 December 2016 Financial Year — 2016 ATSR RSUs) and the issue of any shares upon the subsequent vesting of those units, under the Company’s Long Term Incentive Plan to Eric McCrady, Managing Director of the Company, being:

•                  3,724,191 Absolute Total Shareholder Return restricted share units each carrying a right to receive a maximum of 1.5 ordinary fully paid shares in the Company subject to the terms of issue, (with the final number of shares received based on performance, assessed on absolute shareholder return);

any such issue to take place within one month of the date of this resolution, and otherwise on the terms and conditions summarised in the accompanying Explanatory Memorandum, and that in addition the terms and conditions on which Restricted Share Units have previously been issued to Eric McCrady be

Sundance Energy Australia Limited

A Ground Floor 28 Greenhill Rd Wayville SA 5034 | T (08) 8363 0388 | E inquiries@sundanceenergy.net  www.sundanceenergy.com.au

revised to be consistent with the current terms and conditions in limited circumstances, as summarised in the accompanying Explanatory Memorandum.’

Details of valid proxies submitted to the meeting are as follows:

	Valid Proxies	Votes for	Votes against	Discretion of Proxy	Abstentions
1. Adoption of Remuneration Report	539,500,666	533,307,066	2,888,582	2,082,197	1,222,821
2. Re-election of Michael Damer Hannell as a Director	546,529,024	541,901,135	1,170,227	2,125,659	1,332,003
3. Re-election of Henry Weldon Holcombe as a Director	546,529,024	543,323,196	888,564	2,126,761	190,503
4. Approval to Issue Restricted Share Units to Managing Director	539,500,666	351,206,792	155,310,982	2,082,197	30,900,695
5. Approval of 10% Additional Placement Capacity	RESOLUTION WITHDRAWN PRIOR TO THE MEETING

For further information on this release, please contact either Mike Hannell, Chairman, on (08) 8363 0388 or, Damien Connor, Company Secretary on (08) 8363 0388.